[Reference Translation]

February 10, 2014

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION Name and Title of Representative:
Akio Toyoda, President (Code Number: 7203 Securities exchanges throughout Japan)
Name and Title of Contact Person:
Hiroshi Nishida, Project General Manager of Accounting Division (Telephone Number: 0565-28-2121)

Toyota Comments on a Certain Media Report about an investigation by U.S. Attorney’s Office

Toyota Motor Corporation (“Toyota”) commented on a certain media report released last weekend, about an investigation by U.S. Attorney’s Office. The media report is not based on any official announcements made by Toyota.